Securities and Exchange Commission
Washington, D. C. 20549
__________________________________________
FORM 11-K
  __________________________________________

☒	Annual Report Pursuant to Section 15(d) of The Securities Exchange Act of 1934
For the Twelve Month Period Ended December 31, 2022
OR

☐	Transition Report Pursuant to Section 15(d) of The Securities Exchange Act of 1934
For the transition period from             to
Commission file number 001-38848
__________________________________________

A.	Full title of the plan and the address of the plan if different from that of the issuer named below:
STERIS Corporation 401(k) Plan

5960 Heisley Road, Mentor, Ohio 44060-1834

B.	Name of issuer of securities held pursuant to the plan and the address of its principal executive office:
STERIS plc
70 Sir John Rogerson's Quay, Dublin 2, Ireland

STERIS Corporation 401(k) Plan
Financial Statements and Supplemental Schedules
December 31, 2022 and 2021

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of
the STERIS Corporation 401(k) Plan
Mentor, Ohio

Opinion on the Financial Statements

We have audited the accompanying Statements of Net Assets Available for Benefits of the STERIS Corporation 401(k) Plan (the “Plan”) as of December 31, 2022 and 2021 and the related Statements of Changes in Net Assets Available for Benefits for the years then ended and the related notes (collectively referred to as the "financial statements"). In our opinion the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2022 and 2021, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying Schedule of Assets (Held at End of Year) as of December 31, 2022 has been subjected to audit procedures performed in conjunction with the audits of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Plan’s auditor since 2018.

/s/ BOBER, MARKEY, FEDOROVICH & COMPANY

Cleveland, Ohio
June 23, 2023

STERIS Corporation
401(k) Plan
Statements of Net Assets Available for Benefits

	December 31,
	2022	2021
Assets:
Investments, at fair value	$914,352,293	$1,094,300,650
Notes receivable from participants	15,397,351	14,692,212
Net assets available for benefits	$929,749,644	$1,108,992,862
See accompanying notes to the financial statements.

STERIS Corporation
401(k) Plan
Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31,
	2022	2021
Additions:
Investment income:
Investment interest and dividend income	$9,690,005	$13,642,569
Interest on notes receivable from participants	668,415	681,013
Contributions:
Participant	66,327,639	53,654,487
Employer	25,248,799	20,026,642
Rollovers	3,798,690	7,069,430
Total contributions	95,375,128	80,750,559

Total additions	105,733,548	95,074,141

Deductions:
Benefit payments	84,203,798	74,921,319
Administrative expenses	689,182	539,732
Total deductions	84,892,980	75,461,051

Net unrealized and realized (depreciation) appreciation in the fair value of investments	(200,083,786)	133,343,509

Net (decrease) increase in net assets available for benefits	(179,243,218)	152,956,599

Net assets available for benefits at:
Beginning of year	1,108,992,862	956,036,263
End of year	$929,749,644	$1,108,992,862
See accompanying notes to the financial statements.

STERIS Corporation
401(k) Plan
Notes to Financial Statements
December 31, 2022 and 2021

1. Plan Description
The following brief description of the STERIS Corporation 401(k) Plan (the “Plan”) provides only general information. A complete description of the Plan provisions, including those relating to participation, vesting and benefits, is contained in the Plan document. Participants should refer to the Plan document for complete information regarding the Plan’s provisions.
General
The Plan is a defined contribution plan administered by STERIS Corporation (the “Company,” or “Plan Administrator”), an indirect wholly-owned subsidiary of STERIS plc (“STERIS”).
Generally, all U.S. employees of the Company and certain participating subsidiaries and other affiliates who have attained the age of 18 and have completed 90 days of employment with the Company or a participating subsidiary or other affiliate are eligible to participate in the Plan on the first day of the payroll period that begins after satisfying these requirements. Rehired employees who were previously participants are eligible for participation immediately upon rehire. Effective January 1, 2022, U.S. employees of Cantel Medical LLC and its subsidiaries became eligible for participation in the Plan. The Plan contains an automatic enrollment feature for newly eligible participants and a Qualified Automatic Contribution Arrangement (QACA). The Plan contains provisions providing that an employee of the Company or a subsidiary or other affiliate who is not eligible to participate in the Plan and who is transferred to an employment status that makes him/her eligible to participate, will become a participant as of the date of transfer provided that he/she has satisfied the minimum age and service requirements at that time. The Plan was amended and restated in its entirety effective January 1, 2015, to consolidate all prior amendments into one document and to meet then applicable IRS qualification requirements that plan sponsors restate their plan documents.
The Plan is a stock bonus plan. The portion of the Plan fund that holds investments consisting of STERIS plc ordinary shares (the "STERIS Company Stock Fund") is an employee stock ownership plan within the meaning of Section 4975(e)(7) of the Internal Revenue Code (the “Code”). The Plan provides for a cash payment option with respect to dividends paid on STERIS shares held in the STERIS Company Stock Fund. The Plan also contains a cash or deferred arrangement intended to qualify under Section 401(k) of the Code. The Plan is qualified under Section 401(a) of the Code.
The 401(k) Plan Oversight Committee is responsible for the general administration of the Plan. Vanguard Fiduciary Trust Company is the Plan trustee and The Vanguard Financial Group, Inc. is the Plan record-keeper (collectively "the Trustee"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 as amended (“ERISA”).
Contributions
Contributions made by a participant are “before-tax” deferred compensation contributions or may be designated by the participant as "after-tax" Roth 401(k) contributions.
The Plan allows participants to contribute between one and fifty percent of their compensation received during a calendar year, subject to certain limitations. The contributions for each participant are made by payroll deductions and are determined each pay period by multiplying the participant selected deferral percentage rate then in effect by his/her eligible compensation for such period.
The Plan contains a feature that allows participants to modify deferral percentages at any time.
Participating employers make matching cash contributions to participants' accounts. The matching contributions are a percentage of the contributions made by each participant. For the years ended December 31, 2022 and 2021 employer matching contributions were 100% of a participant's contribution (not in excess of one percent of eligible compensation), and 50% of the participant's contributions (in excess of one percent but not in excess of six percent of eligible compensation), subject to certain Plan limitations. The employer matching contributions are made each pay period. The Company has reserved the right to amend the Plan, which includes the right to suspend, modify or terminate employer matching contributions.
Participating employers also may make corrective qualified nonelective contributions to the Plan on behalf of participants.
The Plan also allows a participant to contribute into the Plan balances from another qualified benefit plan (known as “rollover contributions”).

STERIS Corporation
401(k) Plan
Notes to Financial Statements (continued)
December 31, 2022 and 2021

Participant Accounts
A separate account is maintained for each participant in the Plan, reflecting contributions, investments, realized and unrealized investment gains and losses, loans and interest, withdrawals, rollovers and certain fees. The net value of each participant account is established at the close of each business day through the valuation of each fund’s assets.
Participants may elect to invest contributions, including employer contributions, in any combination of the investment funds offered by the Plan, including the STERIS Company Stock Fund. If a participant does not make an investment election with respect to 100% of the contributions made on behalf of the participant, those contributions for which no election has been made will be invested in the default investment option (Vanguard Target Retirement Date Funds), until an affirmative election of other investment options is received from the participant.
Participants can generally change their investment elections at any time, subject to certain limitations with respect to the STERIS Company Stock Fund. A participant may elect to have a portion or all of the balance of prior contributions together with earnings transferred from fund in which it is invested to any other fund, subject to any transfer restrictions that the fund may impose. The STERIS Company Stock Fund will not accept transfers from other investment funds or rollover contributions. A self-directed mutual fund brokerage window option also is available to participants. This option enables participants to invest in a wide variety of mutual funds, beyond the core investment funds available to all Plan participants. Participants who elect this option are subject to additional charges; these additional charges are the responsibility of the electing participants.
Vesting
All participants are immediately vested in their contributions and employer matching contributions plus actual earnings thereon.
Forfeitures
All contributions to the Plan are 100% vested; however, if for any reason an amount is required to be forfeited pursuant to Article VII of the Plan or to a correction under the Internal Revenue Service's Employee Plans Compliance Resolution System (EPCRS) program for which the Employer and the Plan are eligible, as set forth in Revenue Procedure 2013-12 or any successor thereto, such forfeiture shall be used as soon as practicable to pay Plan expenses or to reduce any Employer Contributions to be made in the Plan Year in which the forfeiture occurs or the next following Plan Year.
Plan Withdrawals and Distributions
Upon separation from service with the Company due to death, disability, retirement, or termination, a participant may elect to receive a lump-sum distribution equal to his or her vested account balance.
In-service withdrawals are available in certain limited circumstances, as defined by the Plan. Hardship withdrawals are allowed for participants incurring an immediate and heavy financial need, as defined by the Plan. Hardship withdrawals are strictly regulated by Internal Revenue Service (IRS) requirements.
Participants Loans
Participants currently employed may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. Loan terms generally range from 1-5 years and are secured by the balance in the participant’s account. Loan terms for loans used for the purchase of a participant’s primary residence can be longer than five years. The loans bear interest at a rate established by the Trustee. Principal and interest is paid through payroll deductions. Participants may have only one loan outstanding at any time and participants may take only one loan in a twelve-month period. If any amount that was not paid when due remains unpaid by the end of the calendar quarter following the quarter in which the payment was due the loan will be in default. If a participant terminates employment with the Company, they may continue to make loan payments directly to the Trustee through a pre-authorized check agreement. If the loan is not repaid, it will automatically be treated as a distribution to the participant as soon as practicable following the default.

STERIS Corporation
401(k) Plan
Notes to Financial Statements (continued)
December 31, 2022 and 2021

STERIS Company Stock Fund
Each participant who has an investment in the STERIS Company Stock Fund holds stock fund units. These units represent a proportionate number of STERIS shares held in the STERIS Company Stock Fund. The Company Stock Fund may hold cash or other short-term securities, although these are expected to be a small percentage of the fund. The Company has implemented a dividend pass-through election for its participants for cash dividends that equal or exceed $25. Each participant is entitled to exercise voting rights attributable to the STERIS shares that his or her stock units represent. At least thirty days prior to the time such rights are to be exercised, each participant is sent, electronically or by regular mail, a copy of the proxy solicitation materials. Participants are requested to instruct the Trustee as to how shares should be voted. If a participant does not provide the Trustee with instructions as to how shares should be voted, then such shares are voted, as provided in the Plan, proportionately in accordance with the instructions received from other participants in the Plan who are voting.
Plan Termination
The Company, by action of its Board of Directors or Compensation and Organization Development Committee and without approval of its shareholders, has the right under the Plan to amend, suspend, or terminate the Plan in its entirety subject to the provisions of ERISA. The 401(k) Plan Oversight Committee for the Plan also is authorized to make certain Plan amendments.
In the event of Plan termination, participants will remain 100 percent vested in their accounts.
Administrative Expenses
Costs incident to the purchase and sale of securities, such as brokerage commissions and stock transfer taxes, are paid by the respective funds. All other administrative expenses incurred in the administration of the Plan are charged against the respective funds, unless the Company elects to pay such amounts. A quarterly amount of $11.25 was deducted from each participant account for calendar year 2022 and 2021 to pay administrative fees. The Company has elected to pay audit, legal, and consulting fees only. Expenses that are paid by the Company are excluded from these financial statements.
2. Summary of Accounting Policies
Basis of Accounting
The financial statements have been prepared in conformity with accounting principles generally accepted in the United States (“U.S. GAAP”). Plan financial statements have been prepared on the accrual basis of accounting. The following is a summary of the significant accounting policies followed by the Plan in the preparation of its financial statements.
Investment Valuation and Income Recognition
Investments held by the Plan are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 5 for further discussion and disclosures related to fair value measurements.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net (depreciation) appreciation includes the Plan's gains and losses on investments bought and sold as well as held during the year.
Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes and supplemental schedules. Actual results could differ from those estimates.
Notes Receivable from Participants
Notes receivable from participants are measured at amortized cost, which represents the unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when earned. Related fees are recorded as administrative expenses and are recorded when incurred. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded. No allowance for credit losses has been recorded as of December 31, 2022 and 2021.
Payment of Benefits
Benefits are recorded when paid.

STERIS Corporation
401(k) Plan
Notes to Financial Statements (continued)
December 31, 2022 and 2021

Subsequent Events
Plan management evaluates subsequent events through the financial statement issuance date.
3. Transactions with Parties-in-Interest
Party-in-interest transactions include the investment in the funds of the Trustee and funds maintained by entities affiliated with the Trustee and the payment of administrative expenses. Permissible Plan loans to participants are also party-in-interest transactions. Total purchases and sales of STERIS shares transacted by funds of the Plan, along with dividends received by the Plan on such shares, are presented in the table below.

	Year Ended December 31,
STERIS Share Activity(1)	2022	2021
Purchased	$3,483,116	$5,821,261
Sold	$9,067,118	$10,684,465
Dividends received	$876,901	$845,517
(1) These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transactions rules under ERISA.
4. Tax Status
The Plan received a determination letter from the Internal Revenue Service dated October 9, 2015, stating that the Plan is qualified under Section 401(a) of the Code. This determination also meant, in effect, that the related trust was determined to be exempt from taxation. The Plan is required to operate in conformity with the Code to maintain its qualified status. The Plan Administrator has indicated that it will take the necessary steps, if any, to bring the Plan's operations into compliance with the Code requirements in the event of any noncompliance.
U.S. GAAP requires the Company to evaluate tax positions taken by the Plan and recognize a tax asset or liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Company has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2022, there are no uncertain positions taken or expected to be taken. The Plan is subject to routine audits by the Internal Revenue Service; however, there are currently no tax audits for any tax periods in respect of the Plan in progress.
5. Fair Value Measurements
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Investments are classified in a hierarchy based on the inputs to valuation techniques used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. The three levels of the fair value hierarchy are described below:
Level 1 - Unadjusted quoted prices for identical assets or liabilities in active markets.
Level 2 - Inputs to the valuation methodology include, quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; and inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

STERIS Corporation
401(k) Plan
Notes to Financial Statements (continued)
December 31, 2022 and 2021

Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurement. These inputs reflect management's judgment about the assumptions that a market participant would use in pricing the investment and are based on the best available information, some of which may be internally developed.
The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.
The following describes the valuation techniques used for assets measured at fair value.
Mutual funds: Valued at the price reported by the fund. Mutual funds held by the Plan have publicly available prices and are registered with the Securities and Exchange Commission. Money market fund holdings are valued and transacted at a net asset value ("NAV"). NAV is computed by dividing the total assets, minus liabilities, of the fund by the number of fund shares outstanding. The instruments held by a money market fund generally are valued on the basis of amortized cost, which does not take into account unrealized capital gains or losses.
STERIS Company Stock Fund: Valued based on the year end unit value; unit values were determined by the Trustee by dividing the fair values of the total net assets at year end by the outstanding units.
Collective Trusts: Valued at the net asset value ("NAV") on the last business day of the Plan’s year end, which is provided by the Trustee of the fund and used as a practical expedient to estimate fair value. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, divided by the number of units outstanding. Since these investments are measured at fair value using the NAV as a practical expedient, they are not classified in the fair value hierarchy.
The following tables set forth by level, within the fair value hierarchy, the Plan’s assets measured at fair value on a recurring basis as of December 31, 2022 and 2021:

	Total	Level 1	Level 2	Level 3
December 31, 2022
Cash	$2,032,264	$2,032,264	$—	$—
STERIS Company Stock Fund	88,751,324	88,751,324	—	—
Mutual Funds	354,403,806	302,981,216	51,422,590	—
Total assets in fair value hierarchy	$445,187,394	$393,764,804	$51,422,590	$—
Collective Trusts (1)	469,164,899	—	—	—
Total assets at fair value	$914,352,293	$393,764,804	$51,422,590	$—
(1) In accordance with Subtopic 820-10 of ASC 820 Fair Value Measurement, certain investments that were measured at net asset value per share as a practical expedient are not required to be classified in the fair value hierarchy. The fair value amounts are intended to permit reconciliation of the fair value hierarchy to the line item in the Statements of Net Assets Available for Benefits.

	Total	Level 1	Level 2	Level 3
December 31, 2021
Cash	$2,308,618	$2,308,618	$—	$—
STERIS Company Stock Fund	123,110,075	123,110,075	—	—
Mutual Funds	442,862,585	399,536,255	43,326,330	—
Total assets in fair value hierarchy	$568,281,278	$524,954,948	$43,326,330	$—
Collective Trusts (1)	526,019,372	—	—	—
Total assets at fair value	$1,094,300,650	$524,954,948	$43,326,330	$—
(1) In accordance with Subtopic 820-10 of ASC 820 Fair Value Measurement, certain investments that were measured at net asset value per share as a practical expedient are not required to be classified in the fair value hierarchy. The fair value amounts are intended to permit reconciliation of the fair value hierarchy to the line item in the Statements of Net Assets Available for Benefits.

STERIS Corporation
401(k) Plan
Notes to Financial Statements (continued)
December 31, 2022 and 2021

Plan investments measured at net asset value per share and excluded from the fair value hierarchy are collective funds in the amount of $469,164,899 and $526,019,372 at December 31, 2022 and 2021. These Plan investments can be redeemed daily, however, are subject to the Plan's frequent trading policy which states if a fund is sold or exchanged, it is not permitted to buy or exchange back into the same fund, in the same account, within 30 calendar days. Redemption of the entire investment balance does not require formal notice unless the balance is greater than Vanguard's Large Transaction Policy limit for the given fund. If the redemption amount exceeds the fund's limit, Vanguard must be notified and approve the redemption. At December 31, 2022 and 2021, the Plan had no unfunded commitments related to these investments.
6. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
Participants are responsible for researching and judging for themselves the suitability of any particular security, transaction or investment strategy and the associated inherent risk of loss.

STERIS Corporation
401(k) Plan
EIN:  34-1482024
Plan Number:  001
Schedule H, Line 4i—Schedule of Assets
(Held at End of Year)
December 31, 2022

Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value		Cost	Current Value
Cash:
* Vanguard brokerage option - cash	2,032,264	Units	**	$2,032,264

Stock:
* STERIS plc	STERIS Company Stock Fund - 493,063	Units	**	88,751,324

Mutual Funds:
* Vanguard Extended Market Index Fund: Institutional Plus Shares	290,231	Shares	**	72,223,980
* Vanguard FTSE All-World ex-US Index Fund: Institutional Shares	295,867	Shares	**	29,299,665
* Vanguard Federal Money Market Fund	51,422,590	Shares	**	51,422,590
* Vanguard Institutional Index Fund Institutional Plus Shares	479,986	Shares	**	154,372,952
* Vanguard Total Bond Market Index Fund Institutional Shares	4,291,280	Shares	**	40,681,336
* Vanguard brokerage option	Various registered investment companies		**	6,403,283
				354,403,806
Collective Trusts:
* Vanguard Target Retirement 2020 Trust I	440,655	Shares	**	27,474,810
* Vanguard Target Retirement 2025 Trust I	1,088,127	Shares	**	69,607,478
* Vanguard Target Retirement 2030 Trust I	1,117,444	Shares	**	73,237,276
* Vanguard Target Retirement 2035 Trust I	1,014,216	Shares	**	69,220,242
* Vanguard Target Retirement 2040 Trust I	857,963	Shares	**	61,507,386
* Vanguard Target Retirement 2045 Trust I	797,344	Shares	**	58,437,320
* Vanguard Target Retirement 2050 Trust I	667,705	Shares	**	49,330,075
* Vanguard Target Retirement 2055 Trust I	350,272	Shares	**	31,559,516
* Vanguard Target Retirement 2060 Trust I	288,997	Shares	**	13,684,005
* Vanguard Target Retirement 2065 Trust I	123,890	Shares	**	3,608,908
* Vanguard Target Retirement 2070 Trust I	8,908	Shares	**	158,124
* Vanguard Target Retirement Income Trust I	196,939	Shares	**	11,339,759
				469,164,899
Other:
* Participant Loans	Bearing interest between 4.25% and 8.50% and maturing through 2032		-	15,397,351
				$929,749,644

* Indicated party-in-interest to the Plan.
** Participant-directed investment, cost not required

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

STERIS Corporation 401(k) Plan

		By:	STERIS Corporation
Plan Administrator

Dated:	June 23, 2023	By:	/s/ Karen L. Burton
Karen L. Burton
Vice President, Corporate Controller and Chief Accounting Officer